UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I — REGISTRANT INFORMATION

SUNBURST ACQUISITIONS V, INC.

Full Name of Registrant

Room 2305A, 23/F,

World-Wide House, 19 Des Voeux Road,

Central, Hong Kong

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☑

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; ☑

and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunburst Acquisitions V, Inc. (the “Company”) is in the process of preparing its consolidated financial statements as at December 31, 2017 and for the fiscal year then ended. The process of compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2017 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by April 2, 2018 without incurring undue hardship and expense. The Registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terence Ho, Chief Executive Officer	+(852)	2231 9629
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the fourth quarter of 2017, the Company entered into a Share Exchange Agreement (the “Success Green Agreement”) with Success Green (Group) Limited, a British Virgin Islands business company (“Success Green BVI”) and Mr. Terence Ho, being the beneficial owner of 27,464,000 shares of the Company’s common stock and also the sole shareholder of all of the issued share capital of Success Green BVI (the “SG Stock”). Success Green BVI’s operation will be presented in the Company’s results of operation on a consolidated basis. As such, the Company anticipates that there shall be significant change in results of operations compared to the corresponding period of the last fiscal year. However, as of the date of this filing, the financial accounting and auditing of the Company for the year ended December 31, 2017 has not been completed. The Company cannot make a reasonable estimate of the results for the year ended December 31, 2017 because only preliminary financial information is available at this time.

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Sunburst Acquisitions V., Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	By:	/s/ Terence Ho
	Name:	Terence Ho
	Title:	Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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